Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 32
DATED SEPTEMBER 8, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 32 to you in order to supplement our prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 32 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 31 dated August 24, 2005, Supplement No. 30 dated August 17, 2005, Supplement No. 29 dated August 5, 2005, Supplement No. 28 dated July 22, 2005, Supplement No. 27 dated July 14, 2005, Supplement No. 26 dated July 8, 2005, Supplement No. 25 dated June 30, 2005, Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

We announced on September 6, 2005 that subscriptions for our common stock in our second offering will no longer be accepted after September 9, 2005. Completed subscription agreements, documents and funds for qualified and non-qualified investments must be postmarked on or before the close of business on September 9, 2005. Our distribution reinvestment program will continue in accordance with the terms of this prospectus and is unaffected by this announcement. Consult the subscription document for suitability standards in your state.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding properties we acquired since August 24, 2005, the date of our last supplement, Supplement No. 31. We purchased the properties from an unaffiliated third party. We purchased these properties with our own funds and we expect to place financing on these properties at a later date.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 09/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Citizens Property Insurance Building 6676 Corporate Center Parkway Jacksonville, FL	2005	08/31/05	10,245,000	59,800	100	1	Citizens Property Insurance Corporation

Lowe's/Bed, Bath & Beyond NJ State Highway Route 23 and Morse Avenue Butler/Kinnelon, NJ	2005	08/31/05	23,333,000	158,063	100	2	Lowe's Bed, Bath & Beyond

The Orchard Middle Settlement Road & Clinton Street New Hartford, NY (1)	2004/2005	07/29/05 and 09/01/05	31,451,000	222,575	75	9	Kohl's Marquee Cinema

Sprint Data Center 1350 Duane Avenue Santa Clara, CA (2)	2001	09/07/05	95,700,000	185,287	86	1	Sprint Communications Co.

Quakertown Shopping Center Route 309 and Tollgate Road Quakertown, PA	2004-2005	09/07/05	12,664,800	61,832	100	5	Giant Food Stores

Great Southwest Crossing Great Southwest Parkway & Bardin Road Grand Prairie, TX (3)	2003	09/08/05	16,292,000	92,270	100	22	Office Depot PETsMART

Lincoln Plaza 525 Lincoln Street Worcester, MA	2001/ 2004	09/08/05	52,836,000	434,377	100	8	Stop & Shop Lowe's Target
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

As reported previously in Supplement No. 29 dated August 5, 2005, this property is being developed in two phases. On July 29, 2005, we closed on the initial portion of the first phase of 88,408 gross leasable square feet at a purchase price of approximately $6,280,500. On September 1, 2005, we closed on the final portion of the first phase of 78,697 gross leasable square feet at a purchase price of approximately $15,731,000. The second phase containing 55,470 gross leasable square feet is expected to close at a later date for an approximate cost of $9,439,500 after the development of several tenants' space has been completed by the seller, and the tenants occupy their respective spaces and rent has commenced for this tenant.

(2)	On September 7, 2005, we obtained financing in the amount of $52,635,000. The loan requires interest only payments at an annual rate of 5.423% and matures September 2012.

(3)

We purchased this property with our own funds and assumption of the existing mortgage debt of approximately $9,144,900. The existing mortgage debt requires monthly principal and interest payments, based on a fixed interest rate of 6.30% over a 30 year amortization term and matures in August 2013.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 09/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Ridge Tool Company Distribution Facility 9877 Brick Church Road Cambridge, OH	2005	7,700,000	128,537	100	1	Ridge Tool Company

Wickes Furniture Store Los Alamos & I-215 Murrieta, CA	2005	8,380,000	37,329	100	1	Wickes Furniture

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of September 6, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	150,654,938	1,506,549,378	157,384,516	1,349,164,862

Shares sold pursuant to our distribution reinvestment program	11,097,933	105,430,364	-	105,430,364

Shares repurchased pursuant to our share repurchase program	(633,136)	(5,856,510)	-	(5,856,510)

	411,119,735	4,106,043,246	419,464,331	3,686,578,915

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

We announced on September 6, 2005 that subscriptions for our common stock in our second offering will no longer be accepted after September 9, 2005. Completed subscription agreements, documents and funds for qualified and non-qualified investments must be postmarked on or before the close of business on September 9, 2005. Our distribution reinvestment program will continue in accordance with the terms of this prospectus and is unaffected by this announcement. Consult the subscription document for suitability standards in your state.